Exhibit 99.1

Ballard Announces Strategic Collaboration and Equity Investment Deal With Broad-Ocean

•	$28.3M equity investment yields 9.9% ownership position

VANCOUVER and ZHONGSHAN, CHINA, July 26, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that Zhongshan Broad-Ocean Motor Co., Ltd. has entered into a strategic collaboration with Ballard which includes a $28.3 million equity investment in Ballard, representing 9.9% of the company following the transaction ("Broad-Ocean"; www.broad-ocean.com/en/index.html).

Founded in 1994, Broad-Ocean is headquartered in the City of Zhongshan in Guangdong Province and is listed on the Shenzhen Stock Exchange. Broad-Ocean is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles (EVs), including buses, commercial vehicles and passenger vehicles, and for heating, ventilation and air conditioning (HVAC). Broad-Ocean has 4 business units: EV; Rotating Electrical for Vehicles; HVAC; and EV Operations Platform. In addition, it holds majority and minority shares in 18 companies. Broad-Ocean produces more than 50 million motors annually for customers on 5 continents, including King Long, Yutong, Van Hool, BAE Systems, SAIC Motor, FAW, Dongfeng, General Motors, Ford, Volvo, Fiat, TATA, Cummins, Caterpillar, Carrier, Trane, Daikin, Goodman, Gree and Midea.

Broad-Ocean's fourth business unit – EV Operations Platform – operates a commercial vehicle leasing business in China through which it buys new energy vehicles, including electric vehicles, and subsequently leases these buses and commercial vehicles. Broad-Ocean has now expanded this business to include fuel cell vehicles. On July 18th, 2016, Broad-Ocean signed an agreement with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") relating to the purchase of 10,000 fuel cell vehicles, including buses and delivery trucks, all of which are expected to have Ballard's leading PEM fuel cell technology inside.

A strategic collaboration framework agreement between Ballard, Broad-Ocean and Synergy was signed today, encompassing a number of collaboration activities conducted on commercial terms in China, including:

•	market development activities and product development for hydrogen fuel cell vehicles, including buses and commercial vehicles;
•	potential license and local assembly of Ballard fuel cell modules by Broad-Ocean in selected Chinese cities;
•	integration of Ballard fuel cell modules with Broad-Ocean EV drive systems to provide customers with turnkey fuel cell engines; and
•	leveraging of Broad-Ocean's global operations and supply chain infrastructure to lower the cost of Ballard fuel cell engines and the cost of integration with vehicle drivetrains.

Final collaboration agreements encompassing detailed terms and conditions are expected to be signed by the end of 2016.

The Broad-Ocean investment will be made through a subscription and purchase of 17,250,000 common shares issued from treasury at a price per share based on a 20-day volume weighted average price calculation (the calculated price per share is US$1.64), and representing approximately 9.9% of Ballard's outstanding common shares following the transaction. The Company intends to use the proceeds from the financing for general corporate purposes, including potential funding of future acquisitions or investments in complementary businesses, products or technologies. This transaction is expected to close in Q3 2016, subject to customary closing conditions and regulatory approvals.

Randy MacEwen, Ballard President and CEO said, "We are pleased to welcome Broad-Ocean as a long-term strategic shareholder. We look forward to benefiting from its EV expertise, customer base, scale of operations and supply chain strength, in addition to its demand pull-through of fuel cell vehicles. The decision by Broad-Ocean to engage in a strategic collaboration is a validation of our strategy in China and also recognizes the synergies that are possible between our enterprises."

Mr. Charles Lu, Founder and Chairman of Broad-Ocean said, "We are proud and excited to become a strategic collaboration partner and the largest shareholder of Ballard, a company that we view as the premier PEM fuel cell company globally. Ballard has world-class PEM fuel cell technology, talent and intellectual property, a strong brand and excellent market positioning. We share a similar vision about innovation to support clean energy applications and believe the opportunity for hydrogen fuel cells in China is entering a new growth phase. Our experience, leadership and operating assets in the EV business in China and globally will provide Ballard with unique opportunities to accelerate its business, including scale, cost reduction and execution capabilities. Our recent order of 10,000 fuel cell vehicles will feature Ballard fuel cell technology. We look forward to supporting Ballard with a long-term collaboration in China and globally."

Broad-Ocean and Ballard have also entered into an Investor Rights Agreement under which Broad-Ocean has agreed to a two-year hold period on the 17,250,000 Ballard common shares that it purchases in the financing; has provided Ballard with a right of first refusal to sell Broad-Ocean additional treasury shares if Broad-Ocean wishes to increase its ownership position up to 20%; and has agreed to a two-year "standstill" under which it will not purchase more than 19.9% of Ballard's outstanding common shares without receiving Ballard board approval. Ballard has granted Broad-Ocean anti-dilution rights to maintain its 9.9% ownership interest. Finally, Broad-Ocean has no special right to appoint nominees to Ballard's board of directors.

Upon closing, Broad-Ocean is expected to become Ballard's largest shareholder and join existing investors United Technologies Corporation, Anglo American Platinum Limited and Nisshinbo Holdings Inc. as strategic shareholders of Ballard.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:17e 26-JUL-16